UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2002

Kappa Holding B.V.
(Translation of Registrant’s Name Into English)
Dr. Holtroplaan 5
NL-5652 XR Eindhoven
The Netherlands
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F |X|	Form 40-F | |

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes | |	No |X|

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kappa Holding B.V. By: /s/ G.P.F. Beurskens Name: G.P.F. Beurskens Title: President/Managing Director

By: /s/ H. Wagter Name: H. Wagter Title: Chief Financial Officer/Managing Director

Dated 31st March, 2002 2

Fourth Quarter 2002 Report December 31, 2002 of Kappa Packaging

(€ in millions)	Fourth Quarter 2002	Fourth Quarter 2001	% change	Full Year 2002	Full Year 2001	% change
Sales	723.8	689.8	+4.9%	2,923.8	2,471.3	+18.3%

EBITDA (*)	106.9	113.3	-5.6%	453.0	422.1	+7.3%

EBITDA (*) as %	14.8%	16.4%		15.5%	17.1%
of sales

(*): Before exceptional restructuring costs of € 12 million Eindhoven, March 13th 2003

Forward-looking statements

Certain statements in this report are not historical facts and are “forward looking” (as such term is defined in the US Private Securities Litigation Reform Act of 1995). Words such as “believes”, “expects”, “may”, “intends”, “will”, “should” or “anticipates” and similar expression or the negative thereof are intended to identify forward looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements include, but are not limited to, statements regarding future results or occurrences. We caution you that any forward-looking statements involve predictions and are inherently subject to risks, uncertainties and assumptions. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein may not occur. More information about potential factors that could affect our business and financial results is included in Kappa Holding B.V.‘s most recent annual report on Form 20-F, and the other reports submitted from time to time to the US Securities and Exchange Commission.

Use of Terms

Unless the context otherwise requires, references in this Fourth Quarter 2002 Report to the “Group”, “Kappa Packaging”, the “Company”, “we”, “our”, “ours” and “us” are to Kappa Holding B.V. and its subsidiaries including the acquired containerboard and corrugated packaging business from AssiDomän AB (“AssiDomän”); and references to “Alpha” are to AssiDomän’s containerboard and corrugated packaging business.

Financial results, Kappa Packaging
(€ in millions)

General

Accounting principles

The accounting principles of Kappa Packaging did not change compared with the principles applied in the Group’s financial statements for 2001, except for accounting for extraordinary items following changes in Dutch generally accepted accounting principles as from 2002.

The Fourth Quarter 2002 Report is unaudited. However, the financial position of the Company as at December 31, 2002 and the results for the year then ended have been audited by the external accountant.

Fourth Quarter Results

Sales of Kappa Packaging increased by  € 34.0 million, or 4.9%, to € 723.8 million in the fourth quarter of 2002 from € 689.8 million in the fourth quarter of 2001. Sales volumes in our Packaging segment in the fourth quarter 2002 were on the same level compared to the same period last year, whereas sales volumes in our Paper and Board segment decreased by 4.3%.

EBITDA (before exceptional restructuring costs of € 12.0 million) of Kappa Packaging decreased by  € 6.4 million, or 5.6%, to € 106.9 million in the fourth quarter of 2002 from € 113.3 million in the fourth quarter of 2001. The decrease was primarily due to decreased EBITDA (before exceptional restructuring costs) in both our Paper and Board segment (€ 2.5 million) and Packaging segment (€ 12.5 million).

The EBITDA decrease in our Packaging segment is mainly the result of the strong increase in recycled paper prices.

Compared to the third quarter 2002, EBITDA was on the same level (EBITDA Q3, 2002: € 106.7 million); increased margins for packaging products compensated the lower sales volumes in the fourth quarter of 2002 caused by the general economic downturn.

In the fourth quarter 2002 a restructuring provision was set up in the amount of € 12.0 million due to management’s decision to reduce the total number of employees during 2003 by approximately 400.

Operating income of Kappa Packaging decreased in the fourth quarter of 2002 by € 38.4 million, or 53.7%, to  € 33.1 million from € 71.5 million in the fourth quarter of 2001 reflecting decreased EBITDA of € 6.4 million, exceptional restructuring expenses of € 12.0 million and additional depreciation of € 20.0 million.

Year-to-date Results

The acquired containerboard and packaging operations of AssiDomän AB (Alpha) have been fully consolidated as from May 17, 2001.

Sales of Kappa Packaging increased by   € 452.5 million to € 2,923.8 million, or 18.3%, from   € 2,471.3 million in 2001 mainly due to the acquisition and consolidation of Alpha.

Kappa Packaging improved EBITDA (before exceptional restructuring costs) by € 30.9 million, or 7.3%, to  € 453.0 million in 2002 from € 422.1 million last year. The EBITDA improvement is mainly the result of Alpha.

Operating income in 2002 decreased by  € 16.5 million, reflecting increased EBITDA (before exceptional restructuring costs) of  € 30.9 million, exceptional restructuring expenses of € 12.0 million and increased depreciation expenses of  € 35.4 million. The increase in depreciation expenses is mainly caused by the consolidation of Alpha as from May 17, 2001 and additional depreciation of € 20 million charged in the fourth quarter 2002 against certain assets in the Packaging segment to reflect their current economic value.

Financial expenses in 2002 increased by € 35.5 million, or 17.5%, to € 238.2 million in 2002 from   € 202.7 million last year. The increase of financial expenses is mainly the result of additional funding obtained for the financing of the acquisition of Alpha as at May 17, 2001.

The difference in tax rate on income before taxation for both 2002 and 2001 compared to the weighted average statutory tax rate is mainly caused by permanent differences on goodwill amortization for certain tax jurisdictions and other non-tax deductible expenses and the recognition of (previously unrecognised) carry forward losses.

Financial review of Fourth Quarter 2002

Kappa Packaging (€ in millions)	Fourth Quarter 2002	% of sales	Fourth Quarter 2001	% of sales

Sales	723.8	100.0	689.8	100.0
Net change in work in progress and
finished goods	5.2	0.7	(4.8)	(0.7)
Raw material costs	(273.0)	(37.7)	(230.2)	(33.4)
External services	(127.1)	(17.6)	(130.9)	(19.0)
Gross margin	328.9	45.4	323.9	46.9
Labor costs	(170.0)	(23.5)	(167.2)	(24.2)
Other operating costs, net	(52.0)	(7.1)	(43.4)	(6.3)
EBITDA (*)	106.9	14.8	113.3	16.4
Depreciation	(61.8)	(8.6)	(41.8)	(6.0)
EBITA (*)	45.1	6.2	71.5	10.4

(*): Before exceptional restructuring costs of  € 12 million

Sales

Sales of Kappa Packaging increased by  € 34.0 million, or 4.9%, to  € 723.8 million in the fourth quarter of 2002 from  € 689.8 million in the fourth quarter of 2001.

Sales volumes in the fourth quarter of 2002 decreased by 2.3% compared to the fourth quarter of 2001, due to lower sales volumes in our Paper and Board segment.

Compared to the third quarter of 2002, sales volumes decreased by 6.0% as a result of decreased sales volumes in both our Paper and Board segment (7.6%) and Packaging segment (3.9%) due to the economic downturn in our industry.

The average sales prices of containerboard and solid board decreased slightly in the fourth quarter of 2002 compared to the third quarter of 2002, whereas the average sales prices for packaging products slightly increased.

Raw material costs

Raw material costs of Kappa Packaging increased by  € 42.8 million, or 18.6%, to  € 273.0 million in the fourth quarter of 2002 from  € 230.2 million in the same period last year. As a percentage of sales, raw material costs increased to 37.7% from 33.4%.

Compared to the third quarter of 2002, raw material costs decreased by  € 15.5 million, or 5.4%, to  € 273.0 million from  € 288.5 million mainly due to decreased sales volumes and lower average prices for recovered paper.

External services

External services decreased by  € 3.8 million, or 2.9%, to  € 127.1 million in the fourth quarter of 2002. The decrease was mainly due to decreased maintenance costs.

Labor costs

Labor costs of Kappa Packaging increased by  € 2.8 million, or 1.7%, to  € 170.0 million. The increase is mainly the result of general wage increases and increased pension charges. The average number of full time employees decreased by approximately 4% in the fourth quarter of 2002 compared to the same period last year.

Other operating costs, net

Other operating costs, net increased by  € 8.6 million, or 19.8%, to  € 52.0 million in the fourth quarter of 2002 from  € 43.4 million in the fourth quarter of 2001. The increase is mainly the result of increased insurance expenses.

EBITDA

EBITDA (before exceptional restructuring costs) of Kappa Packaging decreased by € 6.4 million, or 5.6%, to   € 106.9 million in the fourth quarter of 2002 from € 113.3 million in the fourth quarter of 2001. The decrease was primarily due to decreased EBITDA in our Paper and Board segment (€ 2.5 million) and Packaging segment (€ 12.5 million).

The EBITDA decrease in our Packaging segment is mainly the result of the strong increase in recycled paper prices.

Liquidity and cash flow
(€ in millions)

The net cash inflow of Kappa Packaging for the year ending December 31, 2002 amounted to  € 12.1 million.

Kappa Packaging generated a net cash inflow from commercial operations of  € 448.1 million in 2002 compared to  € 387.7 million in 2001. This reflects an increase of  € 60.4 million, which is mainly the result of increased EBITDA before exceptional items (+ € 30.9 million), improved working capital (+ € 9.2 million) and decreased restructuring and integration payments from provisions (€ 12.2 million).

The increase in interest paid from  € 155.7 million in 2001 to  € 165.9 million in 2002 is the result of the increase in Senior Bank Debt and Senior Subordinated Notes following the financing of the acquisition of Alpha in May 2001.

As a result, Kappa Packaging realized a net cash inflow from operating activities of  € 272.8 million in 2002 compared to a net cash inflow of  € 235.9 million in 2001.

The net investment in tangible fixed assets increased by  € 7.5 million to  € 162.1 million, representing 86 % of depreciation expenses for the year.

Kappa Packaging realized a net cash outflow from financing activities of  € 99.6 million in 2002 compared to a net cash inflow of  € 1,218.3 million in 2001. The cash outflow for the year 2002 mainly relates to installments paid on the new Senior Bank Debt in June and December 2002 and a net decrease in bank overdrafts of  € 18.5 million.

The net cash inflow from financing activities of  € 1,218.3 million in 2001 was mainly the result of the financing raised in respect of Alpha.

As a result, cash and cash equivalents increased with  € 16.0 million to  € 233.6 million as at December 31, 2002 from  € 217.6 million last year.

Segmentation

The operations of Kappa Packaging consist of two businesses, the paper and board business (“Paper and Board”) and the corrugated and solid board packaging business (“Packaging”). The Paper and Board business uses woodchips and recovered paper to produce corrugated case materials, solid board case materials and speciality/graphic board, whereas the Packaging business uses corrugated case materials and solid board case materials as raw material for the production and sale of corrugated and solid board packaging.

The segment income (EBITA) is based on earnings before interest, tax, amortization and exceptional restructuring costs. Corporate items are not allocated to the segments and include costs incurred by the corporate head office as well as costs and assets relating to geographical holding companies.

It should be noted that the total of amounts provided in any segment analysis below will not necessarily equal amounts shown on a consolidated basis due to intercompany eliminations and corporate items.

Paper and Board

Paper and Board (€ in millions)	Fourth Quarter 2002		% of sales	Fourth Quarter 2001	% of sales

Sales	308.6		100.0	292.7	100.0
Net change in work in progress
and finished goods	7.7		2.5	2.8	1.0
Raw material costs	(114.	6)	(37.1)	(96.7)	(33.1)
External services	(68.5)		(22.3)	(69.0)	(23.6)
Gross margin	133.2		43.1	129.8	44.3
Labor costs	(46.0)		(14.9)	(41.7)	(14.2)
Other operating costs, net	(17.0)		(5.5)	(15.4)	(5.3)
EBITDA (*)	70.2		22.7	72.7	24.8
Depreciation	(23.8)		(7.7)	(25.8)	(8.8)
EBITA (*)	46.4		15.0	46.9	16.0

(*): Before exceptional restructuring costs

Sales

Sales of the Paper and Board segment increased by  € 15.9 million, or 5.4%, to  € 308.6 million from  € 292.7 million. Sales volumes in the fourth quarter 2002 decreased by 4.3% compared to the fourth quarter 2001.

Compared to the third quarter 2002, sales volumes decreased by 7.6%, whereas sales prices of containerboard and solid board decreased slightly.

Raw material costs

Raw material costs of the Paper and Board segment increased by  € 17.9 million, or 18.5%, to  € 114.6 million due to the increased recovered paper prices. As a percentage of sales, raw material costs increased to 37.1% from 33.1%.

Compared to the third quarter of 2002, raw material costs decreased by  € 27.8 million, or 19.5%, to  € 114.6 million from  € 142.4 million mainly due to decreased sales volumes and lower average prices for recovered paper.

External services

External services of the Paper and Board segment decreased by  € 0.5 million, or 0.7%, to  € 68.5 million mainly as a result of decreased maintenance expenses, partly offset by increased energy costs.

Labor costs

Labor costs increased by  € 4.3 million, or 10.3%, to  € 46.0 million from  € 41.7 million. The increase is mainly the net result of general wage increases and higher pension costs, partly offset by a decrease in the average number of full time employees by about 6%.

Other operating costs, net

Other operating costs, net of the Paper and Board segment increased by  € 1.6 million, or 10.4%, to  € 17.0 million from  € 15.4 million. The increase is mainly caused by increased insurance expenses.

EBITDA

EBITDA (before exceptional restructuring costs) of the Paper and Board segment decreased by  € 2.5 million, or 3.4%, to  € 70.2 million in the fourth quarter of 2002 from  € 72.7 million in the fourth quarter of 2001.

Packaging

Packaging (€ in millions)	Fourth Quarter 2002	% of sales	Fourth Quarter 2001	% of sales

Sales	562.6	100.0	554.7	100.0
Net change in work in progress
and finished goods	(2.4)	(0.4)	(9.1)	(1.6)
Raw material costs	(305.8)	(54.4)	(284.6)	(51.3)
External services	(58.5)	(10.4)	(61.0)	(11.0)
Gross margin	195.9	34.8	200.0	36.1
Labor costs	(119.6)	(21.3)	(119.7)	(21.6)
Other operating costs, net	(29.0)	(5.1)	(20.5)	(3.7)
EBITDA (*)	47.3	8.4	59.8	10.8
Depreciation	(36.7)	(6.5)	(15.0)	(2.7)
EBITA (*)	10.6	1.9	44.8	8.1

(*): Before exceptional restructuring costs

Sales

Sales of the Packaging segment increased by  € 7.9 million, or 1.4%, to  € 562.5 million from  € 554.7 million. Sales volumes in the fourth quarter of 2002 were on the same level as in the fourth quarter of 2001.

Compared to the third quarter of 2002, sales volumes decreased by 3.9%, whereas average sales prices of packaging products increased slightly.

Raw material costs

Raw material costs of the Packaging segment increased by  € 21.2 million, or 7.4%, to  € 305.8 million from  € 284.6 million. As a percentage of sales, raw material costs increased to 54.4% from 51.3%. Compared to the third quarter of 2002, raw material costs decreased by  € 13.6 million, or 4.3%, to  € 305.8 million from  € 319.4 million.

External services

External services decreased by  € 2.5 million, or 4.1%, to  € 58.5 million from  € 61.0 million.

Labor costs

Labor costs of the Packaging segment decreased by  € 0.1 million, or 0.1%, to  € 119.6 million from  € 119.7 million. The slight decrease is mainly the net result of general wage increases and higher pension costs, offset by a decrease in the average number of full time employees by about 4%.

Other operating costs, net

Other operating costs, net increased by  € 8.5 million, or 41.5%, to  € 29.0 million from  € 20.5 million mainly due to non recurring insurance proceeds received in the fourth quarter 2001.

EBITDA

EBITDA (before exceptional restructuring costs) of the Packaging segment decreased by  € 12.5 million, or 20.9%, to  € 47.3 million from  € 59.8 million.

Kappa Packaging Consolidated statements of income

(€ in millions)	Fourth Quarter 2002*	Fourth Quarter 2001*	Full Year 2002	Full Year 2001

Sales	723.8	689.8	2,923.8	2,471.3

Net change in work in progress and finished goods	5.2	(4.8)	13.8	1.0

Net sales including net change in work in progress
and finished goods	729.0	685.0	2,937.6	2,472.3

Raw materials	(273.0)	(230.2)	(1,077.6)	(917.7)
External services	(127.1)	(130.9)	(523.2)	(434.7)

Gross margin	328.9	323.9	1,336.8	1,119.9

Labor costs	(170.0)	(167.2)	(686.0)	(561.9)
Other operating costs, net	(52.0)	(43.4)	(197.8)	(135.9)
Exceptional restructuring costs	(12.0)	—	(12.0)	—

Operating income before depreciation	94.9	113.3	441.0	422.1

Depreciation	(61.8)	(41.8)	(187.8)	(152.4)

Operating income	33.1	71.5	253.2	269.7

Amortization of intangible fixed assets	(8.1)	(7.1)	(30.7)	(23.6)
Financial expenses	(60.3)	(55.0)	(238.2)	(202.7)

Income before taxation	(35.3)	9.4	(15.7)	43.4

Taxation	10.9	(3.4)	5.4	(19.1)
Income from participations	0.2	0.5	0.7	0.2
Minority interest	(0.3)	(0.2)	(0.3)	(0.2)

Net ordinary result	(24.5)	6.3	(9.9)	24.3

Extraordinary result, net of taxation	—	0.6	—	(13.1)

Net result for the period	(24.5)	6.9	(9.9)	11.2

* unaudited

Kappa Packaging Consolidated balance sheets

(€ in millions)	December 31, 2002	December 31, 2001

Fixed assets
Intangible fixed assets	882.1	924.8
Tangible fixed assets	1,654.7	1,671.3
Financial fixed assets	93.6	101.6

Total fixed assets	2,630.4	2,697.7

Current assets
Inventories	272.2	253.4
Accounts receivable	451.5	468.1
Other receivables	14.6	35.9
Taxation and social security	21.8	18.5
Prepayments and accrued income	19.2	18.0
Cash and bank balances	233.6	217.6

Total current assets	1,012.9	1,011.5

TOTAL ASSETS	3,643.3	3,709.2

Group equity	125.3	144.7

Shareholders’ loans	628.0	581.8

Provisions	272.3	318.9

Long-term liabilities	2,001.8	2,083.1

Current liabilities
Bank overdrafts	1.4	19.8
Short-term portion of long-term liabilities	107.4	78.9
Accounts payable	291.3	239.5
Other payables	9.5	18.1
Taxation and social security	38.0	42.6
Accrued interest	28.8	29.4
Other accrued expenses and deferred income	139.5	152.4

Total current liabilities	615.9	580.7

TOTAL LIABILITIES	3,643.3	3,709.2

Kappa Packaging Group equity

The changes in group equity are as follows:

(€ in millions)	Group equity	Shareholders’ equity	Minority interests

Balance at January 1, 2002	144.7	143.7	1.0

Net result	(9.6)	(9.9)	0.3
Translation differences	(9.8)	(9.8)	—

Balance at December 31, 2002	125.3	124.0	1.3

Kappa Packaging

Consolidated statements of cash flow

(€ in millions)	January 1, - December 31, 2002	January 1, - December 31 2001

Cash flow from commercial operations	448.1	387.7

Interest paid	(165.9)	(155.7)
Income taxes paid	(9.4)	3.9

Net cash flow from operating activities	272.8	235.9

Cash flow from investing activities
Net investment in tangible fixed assets	(162.1)	(154.6)
Net investment in financial fixed assets	2.6	(76.2)
Net investment in intangible fixed assets	(1.6)	(7.9)
Acquisition of Alpha	—	(1,120.	9)
Acquisition of minority shares	—	(2.3)

Net cash flow from investing activities	(161.1)	(1,361.	9)

Cash flow before financing activities	111.7	(1,126.	0)

Cash flow from financing activities
Shares issued	—	0.6
Shareholders' loans issued	—	299.4
Net change in long-term liabilities	(81.1)	937.5
Net change in bank overdraft	(18.5)	(19.2)

Net cash flow from financing activities	(99.6)	1,218.3

Cash from acquisitions	—	52.7

Change in cash and cash equivalents	12.1	145.0

Cash and cash equivalents - beginning of the period	217.6	76.7
Translation movements on cash and cash equivalents	3.9	(4.1)

Cash and cash equivalents end of period	233.6	217.6